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                                                                   EXHIBIT 4.7



                                 AMENDMENT #1 TO
           1999 COMBINED INCENTIVE AND NON-STATUTORY STOCK OPTION PLAN

         Pursuant to the duly authorized and executed resolutions of the Board of Directors of HyperFeed Technologies, Inc. (the "Company"), Section 3 of the Company's 1999 Combined Incentive and Non-Statutory Stock Option Plan is amended as follows:

                    3. STOCK SUBJECT TO THE PLAN. Subject to the provisions of
         Section 12 of the Plan, the maximum aggregate number of Shares which may be subject to option and sold under the Plan is five million Shares. The Shares may be authorized but unissued, or reacquired Common Stock.

                       If an Option or Stock Purchase Right expires or becomes unexercisable without having been exercised in full, or is surrendered pursuant to an Option Exchange Program, the unpurchased Shares which were subject thereto shall become available for future grant or sale under the Plan (unless the Plan has terminated). However, Shares that have actually been issued under the Plan, upon exercise of either an Option or Stock Purchase Right, shall not be returned to the Plan and shall not become available for future distribution under the Plan, except that if Shares of Restricted Stock are repurchased by HyperFeed Technologies, Inc. at their original purchase price, such Shares shall become available for future grant under the Plan.


                                         HyperFeed Technologies, Inc.

                                         By: /s/ John Juska
                                            ------------------------
                                         Its: Chief Financial Officer